SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter dated May 14, 2021 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, May 14, 2021

Comisión Nacional de Valores

Re.: Telecom Argentina S.A.

Relevant matter

Dear Sirs,

I am writing to you as Responsible for Markets Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), with registered office at Av. Alicia Moreau de Justo 50, City of Buenos Aires, in order to inform you that today the Company has submitted a proposal for an export credit facility for an amount of up to U$S30,000,000.00 (the “Facility”) to the following entities: (i) JPMorgan Chase Bank, N.A., as initial lender, mandated lead arranger and residual risk guarantor, (ii) JPMorgan Chase Bank, N.A., London Branch, as facility agent, and (iii) JPMorgan Chase Bank, N.A., Sucursal Buenos Aires, as onshore custody agent, which was accepted on the same date.

The Facility will be guaranteed by the official export credit agency of Finland, Finnvera plc (“Finnvera”), which will grant a guarantee in favor of the facility agent regarding the Facility and subject to the terms and conditions established by Finnvera.

Lastly, it is informed that the proceeds of the loans under the Facility will be used to finance (A) up to eighty five percent (85%) of the payments made or to be made by the Company to the Suppliers under the Supply Agreement (as defined in the loan agreement), for goods and services originated outside of Argentina and delivered during the applicable delivery period, (B) the portion of the payments made or to be made by the Company to the Suppliers under the Supply Agreement for goods and services originated in Argentina and subject to certain limits and conditions established by Finnvera, and (C) the payment of the applicable premium due to Finnvera in respect of such loan.

Sincerely,

Telecom Argentina S.A.

/s/ Fernando J. Balmaceda
Responsible for Markets Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 17, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations